United States
Securities and Exchange Commission

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the
Securities Exchange Act of 1934

For the month of

August 2012

Vale S.A.

Avenida Graça Aranha, No. 26
20030-900 Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F  ☒    Form 40-F  ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))

(Check One) Yes   ☐    No  ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))

(Check One) Yes   ☐    No  ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

(Check One) Yes  ☐    No  ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-   .)

Table of Contents:

Press Release
Signature Page

Shares owned by Board Members, Fiscal Council, Executive Directors and principal shareholder on July 31, 2012 (aggregate).

Company: Vale S.A.

Board Members

			%
			Same
Type of			class of	Total
security	Characteristic of the security	Quantity	shares	capital
Shares	PN	49.244	—	—
Shares	ON	1,544	—	—
Quotes	Investment Funds	0

Company: Vale S.A.

Executive Directors

			%
			Same
Type of			class of	Total
security	Characteristic of the security	Quantity	shares	capital
Shares	PN	655.035	0.00	0.00
Shares	ON	29.300	—	—

Company: Vale S.A.

Audit Committee Members

%
Same
Type of			class of	Total
security	Characteristic of the security	Quantity	shares	capital
Shares	PN	—	—	—
Shares	ON	—	—	—

Company: Vale S.A.

Technical Committee Members

%
Same
Type of			class of	Total
security	Characteristic of the security	Quantity	shares	capital
Shares	PN	—	—	—
Quotes - FGTS		—	—	—

Company: Vale S.A.

Principal Shareholder (Valepar S.A.)

				%
				Same
Type of				class of	Total
security	Characteristic of the security	Quantity		shares	capital
Shares	ON	1,716,435,045	*	52.7	32.5
Shares	PN	20,340,000		0.97	0.38

* 9 shares were assigned to some of our board members

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vale S.A.
(Registrant)

	By:	/s/ Roberto Castello Branco
Date: August 06, 2012		Roberto Castello Branco
Director of Investor Relations